                                                 Filed by JDN Realty Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                             the Securities Exchange Act of 1934

                                         Subject Company: JDN Realty Corporation
                                           Registration Statement No. 333-100889

On November 5, 2002, JDN Realty Corporation disseminated the following press release:

                                      ###

                                                           FOR IMMEDIATE RELEASE

                                                     Contact: Charles N. Talbert
                                                  Director of Investor Relations
                                                                  (404) 262-3252

          JDN REALTY CORPORATION ANNOUNCES THIRD QUARTER 2002 RESULTS

ATLANTA, GA (November 5, 2002) - JDN Realty Corporation (NYSE: JDN) today announced results for the quarter ended September 30, 2002. For the third quarter, diluted funds from operations per share, a supplemental measure of REIT performance, was $0.30 compared with diluted funds from operations per share of $0.47 for the third quarter of 2001. Funds from operations was $10.4 million compared with funds from operations for the third quarter of 2001 of $15.5 million. Net income attributable to common shareholders was $5.9 million, or $0.17 per share on a diluted basis, compared with net income attributable to common shareholders for the third quarter of 2001 of $17.0 million, or $0.52 per share on a diluted basis. Total revenues were $25.1 million, compared with total revenues of $23.5 million for the third quarter of 2001.

For the nine months ended September 30, 2002, diluted funds from operations per share was $0.94 compared with diluted funds from operations per share of $(0.37) for the nine months ended September 30, 2001. Funds from operations was $32.6 million compared with funds from operations for the nine months ended September 30, 2001 of $(11.9) million. Net income attributable to common shareholders was $17.8 million, or $0.51 per share on a diluted basis, compared with net loss attributable to common shareholders for the nine months ended September 30, 2001, of $(14.0) million, or $(0.43) per share on a diluted basis. Total revenues were $77.6 million compared with total revenues of $73.6 million for the comparable period last year. Results for the nine months ended September 30, 2001 included litigation charges of $43.8 million, or $1.34 per share.

On October 4, 2002, the Company entered into an Agreement and Plan of Merger with Developers Diversified Realty Corporation (NYSE: DDR) pursuant to which the Company's common shareholders will receive 0.518 of a share of DDR common stock in exchange for each share of the Company's common stock. In addition, the Company's preferred shareholders will receive for each share of the Company's preferred stock one share of a class of DDR voting preferred stock, with similar terms and conditions as the Company's preferred stock. The Board of Directors of each of JDN and DDR has unanimously approved the transaction. The completion of this transaction, which is expected to occur in the first quarter of 2003, is subject to approval of the merger and the merger agreement by JDN shareholders, approval of the issuance of additional DDR common shares by the DDR shareholders, and other closing conditions described in the merger agreement, including JDN entering into a closing agreement with the Internal Revenue Service with respect to certain REIT qualification issues.

For 2002, the Company expects funds from operations per share on a diluted basis to be in the range of $1.22 to $1.25. This range is based upon a number of assumptions for the remainder of the year, including the following: delivery of approximately $45.6 million of projects out of the development pipeline at an aggregate yield of approximately 9.60%; disposition of approximately $40.7 million in operating properties at a weighted average cap rate of 9.75%; and non-operating land sales gains of approximately $2.1 million.

During the third quarter of 2002, anchor tenants of the Company opened stores in Brandon, Florida; Grandville, Michigan; St. John, Missouri; Irving, Texas; and Mesquite, Texas. These openings, including non-anchor tenant deliveries, totaled 225,057 square feet of Company-owned gross leasable area (GLA), representing an investment of approximately $29.5 million. As of September 30, 2002, the Company's development activity included 14 projects under construction containing 1.1 million square feet of Company-owned GLA, representing an investment, upon completion, of approximately $161.6 million, of which $120.0 million has already been expended.

The Company sold three shopping center properties for gross proceeds of $11.4 million and sold $4.0 million of non-operating real estate for an aggregate gain of $1.3 million during the third quarter of 2002. As of September 30, 2002, the Company had executed sales contracts on three operating shopping centers or portions of operating shopping centers and 18 tracts of land, totaling $37.9 million.

For the third quarter of 2002, the Company announced the following leasing and property management information:

- On a same-property basis, annualized base rent per leased square foot increased 1.7% to $8.47 as of September 30, 2002, from $8.33 as of September 30, 2001;

-  At the end of the quarter, the Company's portfolio was 93.0% leased;

-  25 lease renewals took effect at an average decreased rent of 1.4%; and

-  89 tenants incurred contractual rental increases averaging 5.9%.

The Company paid a cash dividend on its common stock of $0.27 per share on September 30, 2002, to shareholders of record on September 13, 2002. In addition, the Company paid a cash dividend on its 9 3/8% Series A Cumulative Redeemable Preferred Stock of $0.586 per share on September 30, 2002, to shareholders of record on September 13, 2002.

JDN Realty Corporation is a real estate company specializing in the development and management of retail shopping centers. Headquartered in Atlanta, Georgia, the Company owns and operates directly or indirectly 99 properties, containing approximately 11.4 million square feet of gross leasable area, located in 20 states. The common stock and preferred stock of JDN Realty Corporation are listed on the New York Stock Exchange under the symbols "JDN" and "JDNPrA", respectively.

         For additional information, visit the Company's home page on the Internet at http://www.jdnrealty.com.

Management has included herein certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. When used, statements which are not historical in nature including the words "anticipate," "estimate," "should," "expect," "believe," "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are, by their nature, subject to known and unknown risks and uncertainties. Forward-looking statements include statements regarding the following: (1) expected outcome of the proposed merger; (2) expected range of FFO per share for 2002; (3) expected returns from the Company's development pipeline; (4) expected dispositions of real estate and estimated gains therefrom; and (5) amount and timing of shopping centers delivered from the development pipeline. Among the factors that could cause actual results to differ materially from those anticipated are the following, particularly in light of the proposed merger: changes in the composition of senior management; the outcome of the closing agreement with the Internal Revenue Service on certain REIT qualification issues; the ability of the Company to close the proposed merger on the expected timetable and the disclosed terms; the ability to retain key employees; business conditions and the general economy, especially as they affect interest rates and value-oriented retailers; the federal, state and local regulatory environment; the ability to refinance or extend maturing debt obligations on acceptable terms; the availability of debt and equity capital with acceptable terms and conditions including, without limitation, the availability of bank credit to fund development and redevelopment activities; the ability to sell operating shopping center properties and parcels of land as projected and upon economically favorable terms; the availability of new development opportunities; changes in the financial condition or corporate strategy of or business relations with primary retail tenants, or the loss of one or more of the Company's primary retail tenants or their ability to pay rent; the ability to fund, complete and lease existing development and redevelopment projects on schedule and within budget; and the ability of the Company to maintain it qualification as a REIT. Other risks, uncertainties and factors that could cause actual results to differ materially from those projected are detailed from time to time in press releases and reports filed by JDN Reality Corporation with the Securities and Exchange Commission, including Forms 8-K, 10-Q and 10-K. For example, see "Risk Factors" under Part I, Item 1 of the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Company assumes no obligation to publicly release any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION CONCERNING THE MERGER AND WHERE YOU CAN FIND IT

DDR has filed a registration statement on Form S-4, containing a joint proxy statement/prospectus and other relevant documents, with the SEC concerning the proposed merger transaction between DDR and JDN. YOU ARE URGED TO READ THE REGISTRATION STATEMENT CONTAINING THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DDR, JDN AND THE MERGER. You may obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, www.sec.gov. In addition, you may obtain documents filed with the SEC by DDR free of charge by requesting them in writing from DDR Investor Relations, 3300 Enterprise Parkway, Beachwood, Ohio 44122, telephone: (216) 755-5500. You may obtain documents filed with the SEC by JDN free of charge by requesting them in writing from JDN Investor Relations, 359 E. Paces Ferry Road, Suite 400, Atlanta, Georgia 30305, telephone: (404) 262-3252.

DDR and JDN, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of DDR and JDN in connection with the merger. Information about the directors and executive officers of DDR and their ownership of DDR shares is set forth in the proxy statement for DDR's 2002 annual meeting of shareholders. Information about the directors and executive officers of JDN and their ownership of JDN stock is set forth in the proxy statement for JDN's 2002 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

                                      ###

                             JDN REALTY CORPORATION
                          CONSOLIDATED BALANCE SHEETS

                                                               September 30,       December 31,
                                                                   2002               2001
                                                               -------------       ------------
                                                                (Unaudited)
                                                                        (In thousands)
ASSETS
  Shopping center properties, at cost:
    Land                                                       $    349,019        $   289,296
    Buildings and improvements                                      630,576            624,759
    Property under development                                      124,188            188,484
                                                               ------------        -----------
                                                                  1,103,783          1,102,539
    Less: accumulated depreciation and amortization                 (98,310)           (88,152)
    Property held for sale                                           37,928                 --
                                                               ------------        -----------
      Shopping center properties, net                             1,043,401          1,014,387
  Restricted cash - escrow                                              814              1,815
  Accounts receivable                                                18,920             17,160
  Investments in and advances to unconsolidated entities             12,178             12,628
  Deferred costs, net of amortization                                 3,841              6,238
  Other assets                                                       13,707             13,235
                                                               ------------        -----------
                                                               $  1,092,861        $ 1,065,463
                                                               ============        ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
  Liabilities
    Unsecured notes payable                                    $    234,806        $   234,759
    Secured line of credit and term loan                            230,000            230,000
    Mortgage notes payable                                          141,263             96,362
    Accounts payable and accrued expenses                            15,224             27,633
    Other liabilities                                                15,897             14,191
                                                               ------------        -----------
      Total liabilities                                             637,190            602,945

  Third party investors' interest                                     2,996              2,999

  Shareholders' Equity
    Preferred stock,  par value $.01 per share -
      authorized 20,000,000 shares: 9 3/8/% Series A
      Cumulative Redeemable Preferred Stock,
      liquidation preference $25 per share, issued and
      outstanding 2,000,000 shares in 2002 and 2001,
      respectively                                                       20                 20
    Common stock, par value $.01 per share -
      authorized 150,000,000 shares, issued and
      outstanding 34,793,745 and 34,795,045 shares
      in 2002 and 2001, respectively                                    348                348
  Paid-in capital                                                   465,544            475,264
  Accumulated other comprehensive loss                               (1,390)            (4,266)
  Accumulated deficit                                               (11,847)           (11,847)
                                                               ------------        -----------
                                                                    452,675            459,519
                                                               ------------        -----------
                                                               $  1,092,861        $ 1,065,463
                                                               ============        ===========

                             JDN REALTY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)


                                                                                           Three Months Ended September 30,
                                                                                             2002                    2001
                                                                                           --------                --------
                                                                                                    (In thousands)
Revenues:
   Minimum and percentage rents                                                            $ 21,457                $ 20,202
   Recoveries from tenants                                                                    3,425                   3,182
   Other revenue                                                                                171                      77
                                                                                           --------                --------
      Total revenues                                                                         25,053                  23,461
Operating expenses:
   Operating and maintenance                                                                  2,321                   2,269
   Real estate taxes                                                                          2,421                   1,820
   General and administrative                                                                 2,932                   2,607
   Impairment loss                                                                               --                   1,002
   Depreciation and amortization                                                              5,317                   5,201
   Settlement expense                                                                            --                  (3,825)
                                                                                           --------                --------
      Total operating expenses                                                               12,991                   9,074
                                                                                           --------                --------
   Income from operations                                                                    12,062                  14,387
Other income (expense):
   Interest expense, net                                                                     (8,516)                 (7,347)
   Other income (expense), net                                                                  256                    (196)
   Equity in net income (loss) of unconsolidated entities                                       154                      (1)
                                                                                           --------                --------
Income from continuing operations before minority interest
  in net income of consolidated subsidiaries and net gain
  on real estate sales                                                                        3,956                   6,843
Minority interest in net income of consolidated subsidiaries                                    (38)                    (46)
                                                                                           --------                --------
Income from continuing operations before net gain on real estate sales                        3,918                   6,797
Net gain on real estate sales
   Depreciated                                                                                   --                   7,393
   Undepreciated                                                                              1,332                   2,788
                                                                                           --------                --------

Income from continuing operations                                                             5,250                  16,978
Discontinued operations:
   Income from operating properties sold or held for sale                                       717                   1,160
   Gain on disposal of depreciated properties                                                 1,087                      --
                                                                                           --------                --------

Net income                                                                                    7,054                  18,138
Dividends to preferred shareholders                                                          (1,172)                 (1,172)
                                                                                           --------                --------
Net income attributable to common shareholders                                             $  5,882                 $16,966
                                                                                           ========                ========

Income per common share -- basic:
   Income from continuing operations (net of preferred dividends)                          $   0.12                 $  0.48
   Discontinued operations                                                                     0.05                    0.04
                                                                                           --------                 -------
   Net income attributable to common shareholders                                          $   0.17                 $  0.52
                                                                                           ========                ========

Income per common share -- diluted:
   Income from continuing operations (net of preferred dividends)                          $   0.12                 $  0.48
   Discontinued operations                                                                     0.05                    0.04
                                                                                           --------                --------
   Net income attributable to common shareholders                                          $   0.17                 $  0.52
                                                                                           ========                ========
Dividends per common share                                                                 $   0.27                 $  0.27
                                                                                           ========                ========

                             JDN REALTY CORPORATION
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)

                                                                                             Nine Months Ended September 30,
                                                                                                 2002               2001
                                                                                             ------------       ------------
                                                                                                       (In thousands)
Revenues:
  Minimum and percentage rents                                                               $     63,041       $     62,297
  Recoveries from tenants                                                                          11,142             10,468
  Other revenue                                                                                     3,430                782
                                                                                             ------------       ------------
     Total revenues                                                                                77,613             73,547

Operating expenses:
  Operating and maintenance                                                                         7,204              7,620
  Real estate taxes                                                                                 7,150              5,556
  General and administrative                                                                        8,735              8,709
  Corporate investigation and legal costs                                                              --                982
  Impairment loss                                                                                     200              1,323
  Depreciation and amortization                                                                    15,528             15,433
  Settlement expense                                                                                   --             43,785
                                                                                             ------------       ------------
     Total operating expenses                                                                      38,817             83,408
                                                                                             ------------       ------------
  Income (loss) from operations                                                                    38,796             (9,861)

Other income (expense):
  Interest expense, net                                                                           (24,276)           (23,562)
  Other income (expense), net                                                                      (1,238)               203
  Equity in net income (loss) of unconsolidated entities                                              411               (358)
                                                                                             ------------       ------------
Income (loss) from continuing operations before minority interest in net income of
  consolidated subsidiaries and net gain on real estate sales                                      13,693            (33,578)
Minority interest in net income of consolidated subsidiaries                                         (116)              (130)
                                                                                             ------------       ------------
Income (loss) from continuing operations before net gain on real estate sales                      13,577            (33,708)
Net gain on real estate sales
  Depreciated                                                                                          --             16,673
  Undepreciated                                                                                     2,781              5,323
                                                                                             ------------       ------------
Income (loss) from continuing operations                                                           16,358            (11,712)
Discontinued operations:
  Income from operating properties sold or held for sale                                            2,796              3,480
  Gain on disposal of depreciated properties, net of impairment loss                                1,615               (320)
  Gain on disposal of undepreciated properties                                                        730                 --
                                                                                             ------------       ------------
Income (loss) before extraordinary item and cumulative effect of change in
  accounting principle                                                                             21,499             (8,552)
Extraordinary item                                                                                     --             (1,608)
                                                                                             ------------       ------------
Income (loss) before cumulative effect of change in accounting principle                           21,499            (10,160)
Cumulative effect of change in accounting principle                                                  (172)              (280)
                                                                                             ------------       ------------
Net income (loss)                                                                                  21,327            (10,440)
Dividends to preferred shareholders                                                                (3,516)            (3,516)
                                                                                             ------------       ------------
Net income (loss) attributable to common shareholders                                        $     17,811       $    (13,956)
                                                                                             ============       ============
Income (loss) per common share - basic:
  Income (loss) from continuing operations (net of preferred dividends)                      $       0.37       $      (0.47)
  Discontinued operations                                                                            0.15               0.10
  Extraordinary item                                                                                   --              (0.05)
  Cumulative effect of change in accounting principle                                               (0.01)             (0.01)
                                                                                             ------------       ------------
  Net income (loss) attributable to common shareholders                                      $       0.51       $      (0.43)
                                                                                             ============       ============
Income (loss) per common share - diluted:
  Income (loss) from continuing operations (net of preferred dividends)                      $       0.37       $      (0.47)
  Discontinued operations                                                                            0.15               0.10
  Extraordinary item                                                                                   --              (0.05)
  Cumulative effect of change in accounting principle                                               (0.01)             (0.01)
                                                                                             ------------       ------------
  Net income (loss) attributable to common shareholders                                      $       0.51       $      (0.43)
                                                                                             ============       ============
Dividends per common share                                                                   $       0.81       $       0.87
                                                                                             ============       ============

JDN REALTY CORPORATION
FUNDS FROM OPERATIONS CALCULATION
FUNDS AVAILABLE FOR DISTRIBUTION CALCULATION

(Dollars in thousands, except per share data)                 Three Months Ended September 30,   Nine Months Ended September 30,
                                                                     2002          2001               2002          2001
                                                              -------------    ----------        -----------       -------------
FUNDS FROM OPERATIONS:
Net income (loss) attributable to common shareholders               $ 5,882       $16,966            $17,811       $(13,956)
Depreciation of real estate assets                                    4,976         5,037             14,760         14,987
Amortization of tenant allowances and tenant improvements               117           113                338            330
Amortization of deferred leasing costs                                  254           212                703            623
Impairment losses on operating shopping centers                          --           522                 --            818
Net gain on real estate sales                                            --        (7,393)                --        (16,673)
Gain on disposal of operating properties, net of impairment loss     (1,087)           --             (1,615)            --
Extraordinary items                                                      --            --                 --          1,608
Change in accounting principle                                           --            --                172            280
Adjustments related to activities in unconsolidated entities            231            10                460             44
                                                                   --------       -------            -------       --------
FFO                                                                $ 10,373       $15,467            $32,629       $(11,939)
                                                                   ========       =======            =======       ========
Weighted average common shares outstanding (in thousands):
  Basic                                                              34,627        32,591             34,600         32,560
                                                                   ========       =======            =======       ========
  Diluted                                                            34,737        32,699             34,738         32,560
                                                                   ========       =======            =======       ========
FFO per common share:
  Basic                                                            $   0.30       $  0.47            $  0.94       $   0.37
                                                                   ========       =======            =======       ========
  Diluted                                                          $   0.30       $  0.47            $  0.94       $   0.37
                                                                   ========       =======            =======       ========
FUNDS AVAILABLE FOR DISTRIBUTION:
  FFO                                                              $ 10,373       $15,467            $32,629       $(11,939)

Adjustments:
  Amortization of deferred loss costs                                 1,166         1,080              3,443          3,563
  Other depreciation and amortization                                   174           195                518            563
  Straight-line rent                                                   (353)         (252)            (1,069)          (836)
  Tenant allowances, tenant improvements and leasing commissions       (242)         (149)              (369)          (241)
  Building improvements                                                (112)         (107)              (568)          (697)
                                                                   --------       -------            -------       --------
Funds available for distribution                                   $ 11,006       $16,234            $34,584       $ (9,587)
                                                                   ========       =======            =======       ========
Funds available for distribution per common share:
  Basic                                                            $   0.32       $  0.50            $  1.00       $  (0.29)
                                                                   ========       =======            =======       ========
  Diluted                                                          $   0.32       $  0.50            $  1.00       $  (0.29)
                                                                   ========       =======            =======       ========

Dividends per common share                                         $   0.27       $  0.27            $  0.81       $   0.87
                                                                   ========       =======            =======       ========
Payout ratio of FFO:
  Basic                                                                90.1%         56.9%              85.9%        -237.3%
                                                                   ========       =======            =======       ========
                                                                       90.4%         57.1%              86.2%        -237.3%
  Diluted                                                          ========       =======            =======       ========

Payout ratio of funds available for distribution:
  Basic                                                                84.9%         54.2%              81.0%        -295.5%
                                                                   ========       =======            =======       ========
  Diluted                                                              85.2%         54.4%              81.4%        -295.5%
                                                                   ========       =======            =======       ========